INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Annual Report of Ambient Corporation on Form 10 KSB/A of our report dated April 13, 2000 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's ability to continue as a going concern) appearing in this Annual Report.


/s/ Brightman Alamgor & Co.
Brightman Alamgor & Co.
Certified Public Accountants (Israel)
A member of Deloitte & Touche

Tel Aviv, Israel
September 7, 2000